Filed by Comcast Corporation
(Commission File No.: 001-32871)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Time Warner Cable Inc.

Commission File No. for Registration Statement
on Form S-4: 333-194698

The following communication was made available by a post on Twitter: #Comcast CEO on Time Warner Cable merger and the future of television [link to http://www.usatoday.com/videos/opinion/2014/03/18/6579985/] via @usatoday [link to http://corporate.comcast.com/images/comcast-twc-legend.pdf]

The following is a transcript of the video, “Comcast CEO on Time Warner Merger and the future of television,” with Dan Carney, editorial page writer at USA Today, and Brian Roberts, Chairman & CEO, Comcast Corporation, that was made available via a link provided in the above communication:

Dan Carney: These are times of tremendous change in telecom. Decisions that are being made now will affect what we watch, how we watch it, how we telecommunicate, and what we pay for these types of services. Here to discuss some of these types of developments, as well as his company’s recent plans to acquire Time Warner Cable, is Brian Roberts. Mr. Roberts is Chairman and CEO of Comcast, the nation’s largest provider of TV, phone and high speed Internet. I’m Dan Carney, I’m an editorial writer with USA Today. Good morning, Mr. Roberts.

Brian Roberts: Good morning.

Dan Carney: Now the threshold question I suppose for most consumers is why should they be for this merger if what they see is a very big telecom company just getting bigger?

Brian Roberts: Well, start with the fact that we think it is a time of incredible change, that our company’s changing at a pace that’s never – there’s no precedent for it in our company. And we and Time Warner are in completely different markets, where no customer can buy one of our products instead of the other, there’s no reduction in competition. So from a negative standpoint, there’s no overlap. From a positive standpoint, I think we’re able to take the company, which is now very regional, and have more of a national footprint like DirecTV, Dish Network, Google, Hulu, Netflix, to name a few, Amazon, and really innovate for that future. So we have products today where we’re all-digital, and we have a super fast Internet modem, but it needs to continue to innovate. And we have something called the X1 Platform. Time Warner Cable’s customers don’t have the same products available to them because of the scale and the innovation and the investment that we’re making. So we’re hopeful that when you look at the two companies – even though it feels like oh it’s just getting bigger – that there’s a purpose to that. And that is for the next 50 years – we’re 50 years old as a company – to be able to compete in this new world which is really global and coming from the cloud.

Dan Carney: A lot has changed but one thing that has not is the model for cable and satellite television where consumers buy a bundle of stations and they don’t have much choice – they have to buy it all and sometimes they don’t want some of the channels that are costing so much. Given all the tumult in the industry now, and all the new competitors and the way consumers can bypass television and just stream what they want, is that a viable model going forward or is that eventually just going to have to erode?

Brian Roberts: I don’t think it’s black or white. I think it’s evolving as consumers make choices and give preferences. You’re competing with rising costs for sports and for entertainment, in some cases for news collection but primarily around sports costs I think has been written about. Broadcast television with retransmission fees is a change that came in the last decade. And so at the same time more choices are possible, as you say, whether it’s just having Netflix or one of the other streaming – YouTube – content. So I think it puts pressure on all of us in the business to try to listen to our customers and make sure we’re relevant. Add more value. So we’ve added hundreds of channels, tens of thousands of on demand choices, and now with TV Everywhere, have it on every device you want – on my iPhone, on my tablet, in WiFi areas, outside of my home. We have 25,000 choices you can take with you and 50 live channels and that’s just getting better and better. So were trying to add value. At the same time, we have more packages and more choices, but is it not viable in my opinion to think of it all being one channel at a time a la carte. That has never proved to be a viable model for the business of producing professional content.

Dan Carney: How much of the motive for this merger is to be able to hold down costs that you have to pass on to consumers when an ESPN or a broadcast station demands higher costs?

Brian Roberts: Well, I think we say it’s certainly not going to hurt in that regard in trying to continue to give consumers good value. At the same time, we saw CBS and Time Warner have a dispute last year and many tens or hundreds of thousands of customers defected Time Warner because they didn’t have CBS. So it’s pretty hard to not have this rich content that consumers want. So we’re trying to find that balance, be a voice of compromise and moderation, to try to not have disruptions and we’ve so far been successful doing that.

Dan Carney: The newly merged company that you’re talking about would reach somewhere near 40% of homes for broadband-wired Internet access – that’s quite a bit. Comcast has been more supportive of net neutrality than some other companies, but there are a lot of people out there who are very nervous. What can you say to them?

Brian Roberts: I would start by saying that the merger doesn’t affect – take New York, you can’t get a Comcast broadband and in Washington you can’t get a Time Warner broadband – so the merger doesn’t change some of the net neutrality conversations, Open Internet. We have been supportive, we continue to be supportive, and as the government reconsiders the rules based on the court cases, we’ve said we welcome that. Having some clarity if it’s the right clarity, which we feel the Open Internet Order was, is helpful to give our customers confidence, to give Wall Street the confidence. We’re spending six, seven billion dollars a year investing in capital to continue to have the best Internet experience residentially of any company, and now commercially for small and medium sized businesses to be a better competitor with New York and LA where today we didn’t have those markets for businesses that are national. But it’s also a motivational question. Companies like Google have much higher market shares. But the motive in getting broadband connectivity to our customers is the first thing our Wall Street investors will ask us – how’d you do this quarter, did you add Internet customers? That means you want to have the best experience. I think the ship has long ago in terms of charging companies for high-speed fast lane in the Internet and discriminating and blocking, that’s why we’ve said that’s not a problem. Our recent relationship with Netflix, I think, was misreported in the beginning. A number of articles got it right later on. It really was not a change in how the Internet performed and, in fact, speeds have doubled for many customers and their cost, I believe, at Netflix will be down and give a better experience to their consumers and to our consumers.

Dan Carney: Thank you very much.

Brian Roberts: Thank you.

Dan Carney: For USA Today, I’m Dan Carney.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Comcast Corporation (“Comcast”) and Time Warner Cable Inc. (“Time Warner Cable”), on March 20, 2014, Comcast filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 containing a preliminary joint proxy statement of Comcast and Time Warner Cable that also constitutes a preliminary prospectus of Comcast.  The registration statement has not yet become effective.  After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of Comcast and Time Warner Cable.  INVESTORS AND SECURITY HOLDERS OF COMCAST AND TIME WARNER CABLE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Comcast or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Comcast are available free of charge on Comcast’s website at http://cmcsa.com or by contacting Comcast’s Investor Relations Department at 866-281-2100.  Copies of the documents filed with the SEC by Time Warner Cable will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Comcast, Time Warner Cable, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Time Warner Cable is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 18, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 4, 2013, and its Current Reports on Form 8-K filed with the SEC on April 30, 2013, July 29, 2013 and December 6, 2013.  Information about the directors and executive officers of Comcast is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 12, 2014, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and its Current Reports on Form 8-K filed with the SEC on July 24, 2013, August 16, 2013 and February 14, 2014.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary joint proxy statement/prospectus filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Time Warner Cable by Comcast, including any statements regarding the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products, and any other statements regarding Comcast’s and Time Warner Cable’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “could”, “should,” “intend,” “plan,” “will,” “expect(s),” “estimate(s),” “project(s),” “forecast(s)”, “positioned,” “strategy,” “outlook” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; Comcast’s ability to achieve the synergies and value creation contemplated by the proposed transaction; Comcast’s ability to promptly, efficiently and effectively integrate Time Warner Cable’s operations into those of Comcast; and the diversion of management time on transaction-related issues.  Additional information concerning these and other factors can be found in Comcast’s and Time Warner Cable’s respective filings with the SEC, including Comcast’s and Time Warner Cable’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.  Comcast and Time Warner Cable assume no obligation to update any forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.